# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RMR Group Inc/The, CIK 0001644378
CUSIP: 74967R106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 255 Washington Street 2 Newton Place, Suite 300, Newton, Massachusetts (MA), 02458
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000102909

## Reporting persons
- The Vanguard Group: type of reporting person: investment adviser (IA); citizenship or place of organization: Pennsylvania (PA); sole voting power 0; shared voting power 6,628; sole dispositive power 1,909,518; shared dispositive power 12,934; aggregate amount beneficially owned 1,922,452 (12.13% of the class)

## Item 1. Issuer
Name of issuer: RMR Group Inc/The
Address of issuer's principal executive offices: 255 Washington Street 2 Newton Place, Suite 300, Newton, MA, 02458

## Item 2. Person Filing
Name of person filing: The Vanguard Group
Address of principal business office or, if none, residence: 100 Vanguard Blvd., Malvern, PA 19355
Citizenship: PA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1922452
Percent of class: 12.13
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6628
Sole power to dispose or to direct the disposition: 1909518
Shared power to dispose or to direct the disposition: 12934

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
The Vanguard Group, Inc.'s clients, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

No one other person's interest in the securities reported herein is more than 5%.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- The Vanguard Group: Ashley Grim, Head of Global Fund Administration (04/30/2025)